SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Alcaldía Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil informs”

Mexico City, March 17, 2026. AMÉRICA MÓVIL, S.A.B. DE C.V. ("AMX") [BMV: AMX] [NYSE: AMX], announces that its Board of Directors decided to submit to AMX shareholders’ meeting, to be held during April 2026 (the “Shareholders Meeting”), the following proposals, each of which has a positive recommendation from the Board of Directors and/or of the Audit and Corporate Practices Committee:

Financial Statements

The approval of the Consolidated Financial Statements of América Móvil for the fiscal year ended December 31, 2025, including the external audit opinion accompanying them.

Dividend

To pay a MXP$0.54 (fifty four peso cents) dividend per share, in two equal installments, to each of the shares of its capital stock, series “B”, subject to adjustments arising from corporate events, including the repurchase or placement of its own shares, that may vary the number of outstanding shares as of the dividend payment dates.

Buyback Program

To allocate an amount equal to MXP$10,000,000,000.00 (ten billion pesos) as its buyback program for the April 2026 – April 2027 period, adding to such amount the buyback program fund’s balance, if any, as of the date of the upcoming shareholders’ meeting.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this press release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 17, 2026

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact